

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 9, 2009

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

> **Re:** **Randgold Resources Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 24, 2008**
> **File No. 0-49888**

Dear Mr. Bristow:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief